

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Via E-mail
Prokopios (Akis) Tsirigakis
Chairman of the Board, Co-Chief Executive Officer and President
Nautilus Marine Acquisition Corp.
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017

> **Re: Nautilus Marine Acquisition Corp.**
> **Amendment No. 5 to Schedule TO-I**
> **Filed February 4, 2013**
> **File No. 005-86344**

Dear Tsirigakis:

We have reviewed your amended filing and your response to our letter dated January 29, 2013 and have the following additional comments.

Schedule TO-I/A

Exhibit 99(a)(1)(F); Amended and Restated Offer to Purchase

Summary Term Sheet and Questions and Answers, page 1

Will the Common Shares be listed on a stock exchange following the Acquisition? page 16

1. Please revise to provide your best estimate of how many public holders of your securities there are giving effect to the over 92% of the shares you are offering to purchase being tendered. If it appears unlikely that you will continue to be listed on a stock exchange, please revise this Q&A and discuss the risks to investors of lower liquidity and possibly value for their securities.

Selected Historical Financial Information, page 47

Nautilus Marine Acquisition Corp., page 47

2. Please revise to label the balance sheet data in the right column as that as of October 31, 2012 rather than 2011 as currently presented.

Background of the Transaction, page 56

3. We note your response to our prior comment 11 and your revised disclosure on pages 60-61. Please revise your disclosure to explain how you determined that the members of the peer group utilized for the EV/EBITDA ratio comparison were comparable to your company. We note your statement that such companies operate offshore support vessels in the offshores services sector. You do not address, however, the substantial disparity in size between most of these companies and your company. Please also explain how the total enterprise value was calculated by S&P CapIQ for each of the comparable companies and why you believe this data, which is not based on actual transaction values, is comparable to your data which is derived from an actual transaction.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 145

Note 2 – Estimated Acquisition Consideration, page 149

4. We note from the disclosure in the last bullet point on page 7 that Oil & Gas (one of Assetplus's current shareholders) will receive 500,000 common shares as part of the transaction pursuant to either (A) an assignment by the Insiders of 500,000 Insider Shares or (B) the Insiders forfeiting to Nautilus for cancellation 500,000 Insider Shares for no consideration, and causing Nautilus to issue 500,000 new Common Shares to Oil & Gas with the same rights and restrictions as the forfeited Insider Shares. As it does not appear that the 500,000 shares to be issued to Oil & Gas as part of the acquisition transaction have been reflected as part of the purchase price for the acquisition transaction, please explain why you believe such treatment is appropriate.

Note 4 – Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments, page 151

5. We note your response our prior comment number 20 in which you explain that the difference between the fair value of the redeemable shares amounting to $7,126,051 and the $5,000,000 representing the repayment of the Working Capital Facility has been included in the amount of the goodwill attributable to the acquisition since the fair value of the redeemable shares is included in the fair value of the acquisition consideration whereas only the $5,000,000 is reflected in the acquisition consideration allocation. Please explain why this difference has been reflected as a component of goodwill rather than as adjustment to accrued interest and original issue discount in the pro forma balance sheet since footnote (9) indicates these shares are being issued to Mezzanine Financing in payment of the $5,000,000 in loan proceeds drawn as well as all interest and original issue discount amounts.

Note 5 – Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments, page 154

6. Refer to footnote (3) – We note your response to our prior comment number 23 and the revisions that have been made to footnote (3) in response to our prior comment but are still unclear as to how the various components of pro forma finance costs were calculated or determined. In this regard, based on the interest rates indicated in footnote (3) we calculate pro forma interest expense associated with the Senior Debt facility of approximately $1,647,000 and $1,400,000 for the Mezzanine facility or approximately $3,047,000 in the aggregate. Please advise or revise as appropriate.

7. In addition, please revise footnote (3) to disclose the total amount of the original issue discount and deferred finance costs incurred in connection with these transactions and disclose both the method of amortization and the term of the loans over which they are being amortized to expense.

8. We note your response to our prior comment number 26 and the revisions that have been made to footnote (4) in response to our prior comment. Please tell us and explain in footnote (4) why the value of the four time charters disclosed in footnote (4) of $3,812,616 does not agree to the amount of the related intangible assets reflected in Assetplus's September 30, 2012 balance sheet of $4,982,640. In this regard, we note your revised disclosure which indicates that the estimated acquisition consideration allocation included in Note 3 does not include any pro forma fair value adjustments for these time charters as the fair value of these four time charters has already been recognized in the historical financial statements of Assetplus at the fair value of the incentive rights issued to the non-controlling shareholders. We further note that management of Nautilus considers that no events have occurred subsequent to initial recognition of these time charters which indicate that their current fair value is different than the one initially attributed to these time charters. Please advise or revise as appropriate.

You may contact Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Barry I. Grossman, Esq.